

Mail Stop 3561

July 27, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Richard N. Baer
Chief Legal Officer
Liberty Expedia Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re:** **Liberty Interactive Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 19, 2016**
> **File No. 001-33982**
>
> **Liberty Expedia Holdings, Inc.**
> **Amendment No. 2 to Form S-1 on Form S-4**
> **Filed July 19, 2016**
> **File No. 333-210377**

Dear Messrs. Maffei and Baer:

We have reviewed the amended Preliminary Proxy Statement and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your Preliminary Proxy Statement and registration statement and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your Preliminary Proxy Statement and registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2016 letter.

Gregory B. Maffei
Liberty Interactive Corporation
Richard N. Baer
Liberty Expedia Holdings, Inc.
July 27, 2016
Page 2

The Split-Off and Redemption Proposal

Effect of the Redemption, page 64

1. We note your response to comment 1. In this section, please discuss the post-split-off proportional reduction to the voting power and liquidation units associated with Liberty Ventures's common stock.

Index to Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-49

2. Reference is made to the Pro Forma Condensed Combined Statements of Operations. Please tell us why the "Pro Forma Adjustments for the Expedia Business Combination" columns do not include any adjustments for income taxes.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(2) Estimated Expedia Consideration and Pro Forma Purchase Price Allocation, page F-54

3. Please tell us why no estimate for vested and unexercised share based awards has been included in the pro forma consideration. In this regard, you disclose that such amount will be included in the final purchase price consideration and the amount could be significant.

    You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

                                            Sincerely,

                                            /s/ Mara L. Ransom

                                            Mara L. Ransom
                                            Assistant Director
                                            Office of Consumer Products

cc: Renee L. Wilm, Esq.